January 4, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kristi Marrone and Jennifer Monick

Re:                 Sutherland Asset Management Corporation

Form 10-K for the year ended December 31, 2017

Filed March 16, 2018

File No. 001-35808

Dear Mses. Marrone and Monick:

This letter is being submitted in response to the comment letter dated December 21, 2018 (the “Comment Letter”) addressed to Frederick Herbst, Chief Finance Officer of Ready Capital Corporation (formerly named Sutherland Asset Management Corporation) (the “Company”) relating to the Company’s Form 10-K for the year ended December 31, 2017 (the “Form 10-K”). For your convenience, each comment is repeated below, followed by the Company’s response.

Form 10-K for the year ended December 31, 2017

Return Information, page 80

1.              We note several non-GAAP measures disclosed in the tables on pages 80 and 81: Core Earnings per Common Share, Core Return on Equity per Common Share and Core ROE. To the extent that these measures are presented in future filings, please include a reconciliation of Core Earnings to Net Income for any period that you present a non-GAAP measure based on Core Earnings. In addition, with respect to your presentation of Core ROE in the table at the top of page 81, please include an explanation of any differences between GAAP ROE and CORE ROE. For example, GAAP ROE for FY 2017 is 17.0% and CORE ROE for FY 2017 is 17.6% for one line item in your table; please revise to include an explanation of this 0.6% difference. Reference is made to Item 10(e) of Regulation S-X.

Response: We acknowledge the Staff’s comment and advise the Staff that a reconciliation of Net Income to Core Earnings is already provided on page 97 of the Form 10-K.  We also advise the Staff that we will include an explanation in future filings of the differences between GAAP ROE and Core ROE.  In addition, we note that the difference between GAAP ROE and CORE ROE flows entirely from the difference between Net Income and Core Earnings.

Non-GAAP Financial Measures, page 96

2.              We note that Core Earnings excludes unrealized and realized gains and losses on certain MBS and unrealized gains or losses on MSRs. Please tell us and expand your definition in future filings to clarify how you determine if the gain or loss on a particular category of MBS is excluded from Core Earnings. In addition, please tell us and revise future filings to disclose the reasons why you believe that the exclusion of these gains or losses provides useful information to investors. Reference is made to Item 10(e) of Regulation S-K.

Response: The Company will clarify in future filings that, in calculating Core Earnings, Net Income (in accordance with GAAP) is adjusted to exclude unrealized gains and losses on MBS acquired by the Company in the secondary market, but is not adjusted to exclude unrealized gains and losses on MBS retained by the Company as part of the Company’s loan origination businesses (such as, for example, in the case of the Company’s Freddie Mac Multifamily SBL program), where the Company transfers originated loans into an MBS securitization and retains an interest in the securitization.   The Company will also clarify in future filings that, in calculating Core Earnings, the reason the Company does not adjust Net Income to take into account unrealized gains and losses on MBS retained by the Company as part of the Company’s loan origination businesses is that the Company considers the unrealized gains and losses that are generated in the loan origination and securitization process to be a fundamental part of this business and as an indicator of the ongoing performance and credit quality of the Company’s historical loan originations.  The Company will also clarify that this distinction provides useful information to investors in helping them develop an understanding of the performance and value creation of its origination franchises.

Liquidity and Capital Resources, page 99

3.              We note that you account for repurchase agreements as collateralized financing transactions. As previously requested in the Staff comment letter dated June 7, 2016, please disclose in future filings the average quarterly balances of your repurchase agreements for each of the past three years. In addition, please quantify the period end balance for each of those quarters and the maximum balance at any month-end. Also explain the causes and business reasons for any significant variances among these amounts.

Response: In response to the Staff’s comment, in future filings, the Company proposes to include the following disclosure under the “Liquidity and Capital Resources” section within “Management’s Discussion and Analysis of Financial Condition and Results of Operation”:

Collateralized Borrowings Under Repurchase Agreements

The following table presents the amount of collateralized borrowings outstanding under repurchase agreements as of the end of each quarter, the average amount of collateralized borrowings outstanding under repurchase agreements during the quarter and the highest balance of any month end during the quarter (dollars in thousands):

Quarter End	Quarter End Balance	Average Balance in Quarter	Highest Month End Balance in Quarter
Q4 2015	$644,137	$706,555	$768,972
Q1 2016	614,613	629,375	614,613
Q2 2016	568,837	591,725	568,837
Q3 2016	581,773	575,305	592,180
Q4 2016	600,852	591,313	745,573
Q1 2017	632,951	616,902	632,951
Q2 2017	520,169	576,560	520,169
Q3 2017	320,371	420,270	433,183
Q4 2017	382,612	351,492	382,612

The net decrease in the outstanding balances during 2016 was primarily due to the repayment of borrowings under repurchase facilities as a result of proceeds provided by our securitization activities during 2016.

The net decrease in the outstanding balances during 2017 was primarily due to the proceeds provided by our convertible note issuance of approximately $115.0 million and proceeds provided by our senior secured notes of approximately $142.0 million, which were used to pay-down borrowings under repurchase agreements of approximately $218.2 million.

The Company also advises the Staff that, unlike certain mortgage REITs that use borrowings under repurchase agreements to finance their MBS portfolio, the Company uses borrowings under repurchase agreements primarily as part of the Company’s loan origination business and repays such borrowings as securitizations are created into which loans are transferred.

Consolidated Statements of Income, page 115

4.              We note your presentation of the line item labeled Gains on residential mortgage banking activities, net of variable loan expenses. Please tell us how your presentation of this line item complies with Rule 9-04 of Regulation S-X.

Response: Rule 9-04 of Regulation S-X provides that “the purpose of this section is to indicate the various items which, if applicable, should appear on the face of the statement of comprehensive income or in the notes thereto.”  The Company advises the Staff that in Note 10 — Gains on residential mortgage banking activities, net of variable loan expenses, on page 150 of the Form 10-K, the Company has provided a tabular presentation of the components of gains on residential mortgage banking activities for each material category of revenue and expense.  Accordingly, the Company believes that the Company’s presentation of the line item Gains on residential mortgage banking activities, net of variable loan expenses, complies with Rule 9-04 of Regulation S-X.

Notes to the Consolidated Financial Statements

Note 3 - Summary of Significant Accounting Policies

Loans, held at fair value, page 122

5.              We note you transfer loans held at fair value to loans, held-for-investment upon the completion of securitization. Please clarify for us if you cease to account for these loans at fair value upon transfer. To the extent you do not continue to account for these loans, held-for-investment at fair value, please tell us how you complied with ASC 825-10-25-2, which states that the fair value option shall be irrevocable unless a new election date occurs.

Response: The Company separately presents certain loans as loans held at fair value on the Balance Sheet to provide users of the Company’s financial statements information on those loans intended to be securitized utilizing one or more real estate mortgage investment conduits (“REMIC”). The Company elected the fair value option per ASC 825-10-25 on those loans and determined this policy was appropriate due to the unique tax treatment of REMIC transactions, specifically the taxable gain or loss resulting from the legal true sale of loans to the REMIC and the subsequent sale of REMIC regular interests.

The Company determined that the securitization event and subsequent consolidation of the REMIC (as a variable interest entity), per guidance described in ASC 810, Consolidation, qualifies as an “An event that requires an eligible item to be measured at fair value at the time of the event but does not require fair value measurement at each reporting date after that, excluding the recognition of impairment under lower-of-cost-or-market accounting or other-than-temporary impairment,” per ASC 825-10-25-4(e). The Company’s activities are consistent with the examples presented in ASC 825-10-25-5, specifically, “Consolidation or deconsolidation of a subsidiary or VIE,” as stated in ASC 825-10-25-5(b). The fair value of the loan, upon initial consolidation of the VIE, is the cost basis which is accounted for under ASC 310, Receivables, consistent with the accounting for the other loans held on the Company’s balance sheet.

Servicing rights, page 125

6.              We note your disclosure that servicing rights are recognized upon securitization of loans if servicing is retained. Please tell us how you determined it is appropriate to recognize servicing rights for a loan securitization. Please refer to ASC 860-50-25-2.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company only recognizes servicing rights upon the sale of loans, which may include a securitization of loans that is accounted for as a sale in accordance with GAAP, if servicing is retained. The Company advises the Staff that it will revise the disclosure in future filings to state that “Servicing rights are recognized upon sale of loans, including a securitization of loans accounted for as a sale in accordance with GAAP, if servicing is retained.”

Schedule IV - Mortgage Loans on Real Estate, page 176

7.              We note your disclosure that applicable information on your loan portfolio is in Note 6. We are unable to locate your disclosure of interest rates and maturities in Note 6. Please advise or revise future filings to include this information, which may be stated in terms of ranges. Reference is made to Rule 12-29 of Regulation S-X.

Response: We acknowledge the Staff’s comment and confirm that in future filings, the Company will expand our disclosure under Schedule IV — Mortgage Loans on Real Estate within the Financial Statements and Supplementary Data section to include interest rates and maturity ranges to comply with Rule 12-29 of Regulation S-X.

If you have any questions or comments regarding this response, please call the undersigned at (212) 257-4607. Thank you for your attention to this matter.

Very truly yours,

/s/ Frederick Herbst
Frederick Herbst
Chief Financial Officer